[Letterhead of Diamond Offshore Drilling, Inc.]

October 10, 2012

VIA EDGAR

Mr. Brad Skinner

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Diamond Offshore Drilling, Inc.

Form 10-K for the Year ended December 31, 2011

Filed February 23, 2012

File No. 001-13926

Dear Mr. Skinner:

Reference is made to the comments received by Diamond Offshore Drilling, Inc. (the “Company”) from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) by the letter (the “Comment Letter”) dated September 25, 2012 concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011 filed on February 23, 2012 (File No. 001-13926) (the “Report”).

The Company acknowledges, in connection with the Company’s response to the Comment Letter, that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Report;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Report; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions regarding this matter to the Company’s counsel, Shelton Vaughan, at (713) 402-3906.

Very truly yours,

/s/ William C. Long

William C. Long

Senior Vice President, General Counsel and Secretary

cc:	Shelton M. Vaughan (via facsimile 713-583-9179)

Duane Morris LLP

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